Bank of Cyprus Group



Investor Relations
P.O.Box 24884
1398 Nicosia, Cyprus

Telephone: (+357) 2288 1740
Telefax : (+357) 2233 6258
E-mail : investors@bankofcyprus.com

Direct Banking: 800.00.800, (++357) 2284 8000
Web address: www.bankofcyprus.com



Rule 12g3-2(b) File No.082-34996

11 October 2006

Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549
U.S.A



Attention: Office of International Corporate Finance

Bank of Cyprus Public Company Limited
Rule 12g3-2(b) File No. 082-34996

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Bank of Cyprus Public Company Limited (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Yiannis Kypri
Company Secretary

Enclosures:

Annex A: Description and Copies of Documents Made Public, Publicly Filed or Distributed during the period 1 September 2006 to 30 September 2006 and Submitted Herewith to the Commission Pursuant to Rule 12 g 3-2(b)(i)

Description of Documents Made Public, Publicly Filed or Distributed Since 31 August 2006 to 31 September 2006

and Submitted Herewith to the Commission Pursuant to Rule 12 g 3-2(b)(i)

Note: All references to Group, Bank of Cyprus, the Bank refer to Bank of Cyprus Public Company Ltd.

I. Press Releases

Day/Mth/Year	Announcement
1 September 2006	Resignation of Mr Vassilis Rologis from his position as Chairman of the Board of Directors
6 September 2006	Rejection of content of law suit
7 September 2006	New Chairman is Mr Eleftherios Ioannou
7 September 2006	Clarifying announcement regarding rejection of content of law suit
19 September 2006	Approval from Central Bank of Cyprus for the establishment of a branch in Romania
28 September 2006	Issue of Share Options 2006/2007 to Group employees in Cyprus and Greece

II. Financial Results

Day/Mth/Year	Announcement
	None

III. Prospectus/ Information Memorandum

Day/Mth/Year	Announcement
	None

IV. Annual Reports

Day/Mth/Year	Announcement
	None

V. Presentations

Day/Mth/Year	Description
	None

VI. Filings with the Registrar of Companies

Day/Mth/Year	Description
6 September 2006	Allotment of Shares

VII. Related Party Transactions

Date (of transaction)	Name of Investor	Type of transaction	Through the Stock Exchange CSE or ATHEX/ Off the Floor (see note 1)	Quantity	Price	Total (see Note
1 Sept 2006	CYPRUS COMPOUND FODDERS CO.LTD	SELL	CSE	2.230	4,2300	9.432,9
4 Sept 2006	CYPRUS COMPOUND FODDERS CO.LTD	SELL	CSE	7.270	4,2838	31.143,2
6 Sept 2006	IOANNOY KATERINA	SELL	CSE	1.500	4,3300	6.495,(
8 Sept 2006	CHR. GEORGIADES LTD	SELL	CSE	20.000	4,3150	86.300,(
19 Sept 2006	CYPRUS COMPOUND FODDERS CO.LTD	SELL	CSE	9.000	4,3767	39.390,3
21 Sept 2006	SEVERIS COSTAS	SELL	ATHEX	6.000	7,8000	46.800,(
21 Sept 2006	D.SEVERIS & SONS LTD	SELL	ATHEX	4.000	7,7000	30.800,(

Note 1:

CSE Cyprus Stock Exchange
ATHEX Athens Stock Exchange

Note 2:

£ Cyprus Pounds
€ Euro

Press Releases

Rule 12g3-2(b) File No.082-34996

Bank of Cyprus Group 

Announcement

RESIGNATION OF Mr VASSILIS ROLOGIS FROM HIS POSITION AS CHAIRMAN OF THE BOARD OF DIRECTORS

Nicosia, 1 September 2006

The Bank of Cyprus Group announces that the Chairman of the Board of Directors Mr. Vassilis Rologis has today sent a letter to the Board of Directors with which he announces his decision to resign from his position as Chairman of the Board of Directors of the Bank of Cyprus Group.

His letter of resignation will be put before the Board of Directors at their next meeting which is scheduled for next Thursday, 7 September.

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 279 branches, of which 147 operate in Cyprus, 115 in Greece, six in the United Kingdom, ten in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.100 staff worldwide.

At 30 June 2006, the Group's Total Assets reached C£13,22bn (€23,00bn) and the Group's Shareholders' Funds were C£818mn (€1,42bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

Bank of Cyprus Group 

Announcement

REJECTION OF CONTENT OF LAW SUIT

Nicosia, 6 September 2006

A law suit against Bank of Cyprus Public Company Ltd has been served by the Trustees of the Aremissoft Corporation Liquidating Trust before the New York district court. Bank of Cyprus denies the content of the law suit and all demands contained therein.

Bank of Cyprus has instructed its legal advisers to take all necessary steps for disputing and rejecting all claims made by the plaintiffs.

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 279 branches, of which 147 operate in Cyprus, 115 in Greece, six in the United Kingdom, ten in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.100 staff worldwide.

At 30 June 2006, the Group's Total Assets reached C£13,22bn (€23,00bn) and the Group's Shareholders' Funds were C£818mn (€1,42bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

Bank of Cyprus Group 

Announcement

Mr ELEFTHERIOS IOANNOU IS THE NEW CHAIRMAN OF THE BOARD OF DIRECTORS

Nicosia, 7 September 2006

At its meeting held today, the Board of Directors of Bank of Cyprus unanimously appointed Mr Eleftherios Ioannou as Chairman.

Following his election at the position of Chairman, Mr Ioannou thanked the exiting Chairman Mr Vassilis G. Rologis, the Vice-Chairman Mr Andreas Artemis, the other members of the Board of Directors, the Group Chief Executive Officer Mr Andreas Eliades and the Management team for their work to date.

He also assured them that he will work with them for the further progress of the Bank of Cyprus Group and the interest of the shareholders, customers and employees.

Mr Eleftherios Ioannou was born in 1933. He obtained the qualification of the Chartered Institute of Bankers of London (ACIB). He has wide experience in banking and he has served in top managerial positions at commercial banks and at the Central Bank of Cyprus. He commenced his commercial banking career at Bank of Cyprus. From 1990 until May 2000 he held the position of Managing Director of Alpha Bank Ltd. He was the Chairman of Alpha Bank Romania from 2000 to 2004.

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 279 branches, of which 147 operate in Cyprus, 115 in Greece, six in the United Kingdom, ten in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.100 staff worldwide.

At 30 June 2006, the Group's Total Assets reached C£13,22bn (€23,00bn) and the Group's Shareholders' Funds were C£818mn (€1,42bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

Bank of Cyprus Group 

Announcement

CLARIFYING ANNOUNCEMENT REGARDING THE REJECTION OF CONTENT OF LAW SUIT

Nicosia, 7 September 2006

Further to yesterday's announcement, Bank of Cyprus Public Company Ltd ("the Bank") clarifies the following relating to the law suit against the Bank by the Trustees of the AremisSoft Corporation Liquidating Trust before the New York district court:

The law suit involves the Bank by claiming that the Bank has not taken all the necessary measures to prevent the transfer of funds from the bank accounts of AremisSoft, which went into liquidation in 2002, to the personal bank accounts and to the bank accounts of personal enterprises of the ex-President and Managing Director of AremisSoft.

The Trustees of the AremisSoft Corporation Liquidating Trust request the issuance of a court order for an amount of at least $50 million.

The date for the court hearing is not known at this stage.

As it has been announced, the Bank denies the content of the law suit and all demands contained therein. Therefore, the Bank does not expect any financial or business consequences as a result of the law suit. The Bank has already instructed its legal advisers to take all necessary steps for disputing and rejecting all claims made by the plaintiffs.

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 279 branches, of which 147 operate in Cyprus, 115 in Greece, six in the United Kingdom, ten in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.100 staff worldwide.

At 30 June 2006, the Group's Total Assets reached C£13.22bn (€23.00bn) and the Group's Shareholders' Funds were C£818mn (€1,42bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

Bank of Cyprus Group 

Announcement

APPROVAL FROM THE CENTRAL BANK OF CYPRUS FOR THE ESTABLISHMENT OF A BRANCH IN ROMANIA

Nicosia, 19 September 2006

Bank of Cyprus Public Company Ltd ("the Bank") announces that it has obtained the final approval from the Central Bank of Cyprus for the establishment of a branch in Romania.

The operations of the Bank in Romania are expected to begin at the beginning of 2007. The business development will focus on the small and medium size enterprises sector where the Bank has proven and successful experience, without of course neglecting the corporate and retail sectors.

Mr. Vassilis Papaioannou has been appointed as Manager Bank of Cyprus Romania. He has served in managerial positions of Bank of Cyprus Greece and has banking experience of more than 15 years. The central offices and main branch of the Bank will operate in one of the main avenues of Bucharest, Dorobanti Avenue.

The commencement of operations is also subject to the approval from the regulatory authorities in Romania, which is anticipated.

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 279 branches, of which 147 operate in Cyprus, 115 in Greece, six in the United Kingdom, ten in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.100 staff worldwide.

At 30 June 2006, the Group's Total Assets reached C£13,22bn (€23,00bn) and the Group's Shareholders' Funds were C£818mn (€1.42bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

Bank of Cyprus Group 

Announcement

ISSUE OF SHARE OPTIONS TO THE PERMANENT STAFF OF BANK OF CYPRUS GROUP IN CYPRUS AND GREECE

Nicosia, 28 September 2006

As a recognition of the staff's efforts to improve the financial results of the Group and the progress which has been achieved in this respect since the beginning of 2005, the Board of Directors of Bank of Cyprus Public Company Ltd ("the Bank") decided at its meeting held on 14 September 2006 to issue Share Options 2006/2007 to the Group permanent employees in Cyprus and Greece. The number of the Share Options 2006/2007 to be issued will be approximately 4.283.300. The issue of the Share Options 2006/2007 falls within the provisions of the special resolution approved at the Shareholders Extraordinary General Meeting which was held on 19 April 2000.

The Share Options 2006/2007 will be issued to the persons permanently employed by the Group in Cyprus and Greece as of 30 September 2006.

The Share Options 2006/2007 will not be transferable, nor will they be listed on the Cyprus Stock Exchange or Athens Exchange.

The exercise price of the Share Options 2006/2007 has been set at C£3,70 and the exercise period starts on 31 March 2007 and ends on 30 June 2007.

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 279 branches, of which 147 operate in Cyprus, 115 in Greece, six in the United Kingdom, ten in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.100 staff worldwide.

At 30 June 2006, the Group's Total Assets reached C£13,22bn (€23,00bn) and the Group's Shareholders' Funds were C£818mn (€1,42bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

Filings with the Registrar of Companies

Rule 12g3-2(b) File No.082-34996

ΥΠΟΥΡΓΕΙΟ ΕΜΠΟΡΙΟΥ, ΒΙΟΜΗΧΑΝΙΑΣ ΚΑΙ ΤΟΥΡΙΣΜΟΥ

ΤΜΗΜΑ ΕΦΟΡΟΥ ΕΤΑΙΡΕΙΩΝ ΚΑΙ ΕΠΙΣΗΜΟΥ ΠΑΡΑΛΗΠΤΗ

Δικαιολογητικό

Ημερ. Αίτησης: 06/09/2006 09:47
Αρ. Δικαιολογητικού: **601789 / 1**

Αρ. ΓΛ302: A 361458
Ποσό: 10,00
Χαρτόσημα:
Απο Λογαριασμό:
Στις: 06/09/2006 9:47:59

Αιτητής: 50062 ΤΡΑΠΕΖΑ ΚΥΠΡΟΥ

Παραλήπτης: Φωτούλα Χαραλάμπους

Αρ.	Περιγραφή	Κωδ. Λογ.	Ποσό τητα	Επεί γον	Τέλη	Κατάσταση
	HE165 BANK OF CYPRUS PUBLIC COMPANY LIMITED					
1	Παραχώρηση Μετοχών HE12 - Έκθεση Παραχώρησης Μετοχών	149			10,00	
		ΟΛΙΚΟ ΛΚ			10,00	

Allotment of 14.660 (3 pages)

(Σύμφωνα με τον Περί ...ν Νόμο. Πληρωτέα τέλη και ...ματα).

Ο ΠΕΡΙ ΕΤΑΙΡΕΙΩΝ ΝΟΜΟΣ, ΚΕΦ. 113.

HE12

2/3

Αριθμός Εταιρείας
HE 0165

Έκθεση παραχώρησης μετοχών.

Με βάση το άρθρο 51(1)

Allotment of Share

Όνομα Εταιρείας	ΤΡΑΠΕΖΑ ΚΥΠΡΟΥ ΔΗΜΟΣΙΑ ΕΤΑΙΡΙΑ ΛΤΔ
Ημερομηνία Παραχώρησης	(α) [την ____31/08/2006____] ή (β) [από ____________ μέχρι ____________]
Αριθμός μετοχών που παραχωρήθηκαν	14.660

No. of Shares allotted: 14.660

Μετοχές που παραχωρήθηκαν (ανάλυση)

Τάξη Μετοχών	Συνήθεις				
Αριθμός Μετοχών	14.660	Άσκηση Δικαιωμάτων Επιλογής Αγοράς Μετοχών (Share Options) 2001-2007			
Ονομαστική αξία κάθε μετοχής	£0,50				
Ποσό πληρωθέν ή λογιζόμενο σαν πληρωθέν για κάθε μετοχή	£3,26 (£2,76)				
Ποσό οφειλόμενο ή λογιζόμενο σαν οφειλόμενο για κάθε μετοχή					
Τρόπος Πληρωμής	Χρηματικό αντάλλαγμα				

Ολικό ποσό για την πιό πάνω παραχώρηση μετοχών(πληρωθέν και οφειλόμενο) £47.791,60

(Επισυνάπτεται κατάσταση)

Κατάλογος μετόχων στους οποίους παραχωρούνται οι μετοχές

Όνομα		Αρ.Εγγραφής			
Επώνυμο					
Όνομα με Λατινικούς χαρακτήρες		Επώνυμο με Λατινικούς χαρακτήρες			
~~Αρ.Ταυτότητας~~		~~Αρ. Διαβατηρίου~~			
Ημερ. Γεννήσεως		Χώρα Υπηκοότ.			
Επάγγελμα					
Οδός/Λεωφ.				Αρ.	
Κτίριο		Όροφος		Διαμ.	
Ενορία/Πόλη/Χωριό		Επαρχία			
Ταχ.Κώδικας		Χώρα			
Τάξη Μετοχών					
Αριθμός Μετοχών					

Όνομα και Διεύθυνση για Αλληλογραφία

Όνομα			
Διεύθυνση			
Ταχ. Κώδικας		Τηλέφωνο	

Κατάλογος μετόχων στους οποίους παραχωρούνται οι μετοχές(συνέχεια).

Όνομα			Αρ.Εγγραφής		
Επώνυμο					
Όνομα με Λατινικούς χαρακτήρες			Επώνυμο με Λατινικούς χαρακτήρες		
Αρ.Ταυτότητας			Αρ. Διαβατηρίου		
Ημερ. Γεννήσεως			Χώρα Υπηκοότ.		
Επάγγελμα					
Οδός/Λεωφ.					Αρ.
Κτίριο			Όροφος		Διαμ.
Ενορία/Πόλη/Χωριό			Επαρχία		
Ταχ.Κώδικας			Χώρα		
Τάξη Μετοχών					
Αριθμός Μετοχών					

Όνομα			Αρ.Εγγραφής		
Επώνυμο					
Όνομα με Λατινικούς χαρακτήρες			Επώνυμο με Λατινικούς χαρακτήρες		
Αρ.Ταυτότητας			Αρ. Διαβατηρίου		
Ημερ. Γεννήσεως			Χώρα Υπηκοότ.		
Επάγγελμα					
Οδός/Λεωφ.					Αρ.
Κτίριο			Όροφος		Διαμ.
Ενορία/Πόλη/Χωριό			Επαρχία		
Ταχ.Κώδικας			Χώρα		
Τάξη Μετοχών					
Αριθμός Μετοχών					

Όνομα			Αρ.Εγγραφής		
Επώνυμο					
Όνομα με Λατινικούς χαρακτήρες			Επώνυμο με Λατινικούς χαρακτήρες		
Αρ.Ταυτότητας			Αρ. Διαβατηρίου		
Ημερ. Γεννήσεως			Χώρα Υπηκοότ.		
Επάγγελμα					
Οδός/Λεωφ.					Αρ.
Κτίριο			Όροφος		Διαμ.
Ενορία/Πόλη/Χωριό			Επαρχία		
Ταχ.Κώδικας			Χώρα		
Τάξη Μετοχών					
Αριθμός Μετοχών					

Υπογραφή [signature] Ημερομηνία 06/09/2006

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